Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

December 7, 2010

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on December 7, 2010.

Item 4	Summary of Material Change

Gammon Reports Strong Operating Performance at the Ocampo Mine for October and November

Item 5	Full Description of Material Change

Gammon Gold Inc. is pleased to provide preliminary results from the Ocampo mine for the months of October and November. Operations at the Ocampo mine continue to strengthen and benefit from the completion of the two year capital expansion program. All figures reported are in U.S. dollars unless otherwise indicated.

The Company remains on track to achieve the 2010 Ocampo production and cash cost guidance of 100,000–110,000 gold ounces; 4,400,000–4,950,000 silver ounces; 180,000–200,000 gold equivalent ounces1; and total cash costs of $410 - $435 per gold equivalent1 ounce.

Ocampo Key Performance Indicators – October and November, 2010

The Ocampo mine continued to report positive results during the quarter to date period including:

  Production of 18,438 ounces of gold and 752,215 ounces of silver, or 32,548 gold equivalent ounces at the realized gold equivalency ratio of 53:1 (or 32,115 using the Company’s long term gold equivalency ratio of 55:1)
  Total cash costs per gold equivalent ounce averaged $437 using the realized gold equivalency ratio of 53:1 (or $445 using the Company’s long term gold equivalency ratio of 55:1)
  Utilizing Ocampo’s silver revenues as a by-product cost credit, total cash costs per gold ounce were negative $309 per gold ounce sold
  The primary North-East underground mine averaged 1,612 tonnes per day, exceeding design rates
  The second underground operation, Santa Eduviges, is confirmed to commence commercial production during December 2010
  Open pit production averaged more than 103,956 tonnes per day, exceeding the targeted design rates
  The mill facility reported 3,121 tonnes per day
  Mill recoveries improved to 97% for gold and 81% for silver as a result of the commissioning of the mill cyclones, thickeners and leach tank
  Stacking at the heap leach facility averaged over 10,394 tonnes per day

Recent Operational Highlights
  Development of the Santa Eduviges underground mine continues to benefit from having access to the additional workforce redeployed from the Company’s El Cubo mine. More than 1,700 metres of development has been completed at Santa Eduviges to date with stoping anticipated to begin in late December
  The ongoing exploration program at Santa Eduviges has reported continued positive results. To date, the program has added new ounces to Reserves and increased the number of delineated veins from one to six.
  Accelerated development of new reserve and resource discoveries in the northeast underground mine also continued, with considerable progress being made at the Belen, Santa Juliana and San Amado veins
  The redundancy program at the Ocampo mill facility is largely complete with the commissioning of the fourth filter press scheduled at the end of December
  The Preliminary Economic Assessment of the Guadalupe y Calvo development property is expected to be released in approximately 4-6 weeks
  The Company is currently updating its annual Reserves and Resources and expects to release the results in February, 2011
Ocampo Key Performance Metrics
Underground	Q1 2010	Q2 2010	Q3 2010	Oct/NovTD(2)
Average tpd	1,377	1,500	1,596	1,612
Head grade Aue (g/t)(1)	5.23	4.73	4.45	4.85
Avg. monthly development	1,301	1,581	2,182	2,357
Open Pits	Q1 2010	Q2 2010	Q3 2010	Oct/NovTD(2)
Average tpd	93,730	103,117	97,992	103,956
Head grade Aue(g/t)(1)	0.97	1.01	1.46	1.09
Mill Facility	Q1 2010	Q2 2010	Q3 2010	Oct/NovTD(2)
Average tpd	2,920	3,182	3,113	3,121
Mill grade Aue(g/t)(1)	3.53	3.50	3.87	3.87
Heap Leach Facility	Q1 2010	Q2 2010	Q3 2010	Oct/NovTD(2)
Average tpd	7,328	10,017	6,830	10,394
Head grade Aue (g/t)(1)	0.72	0.81	0.94	0.85
Production	Q1 2010	Q2 2010	Q3 2010	Oct/NovTD(2)
Gold Ounces Produced	21,855	24,963	27,018	18,438
Silver Ounces Produced	960,817	1,066,998	1,189,769	752,215
Gold eq.(1) Ounces Produced	39,325	44,363	48,650	32,115
Total Cash Costs	Q1 2010	Q2 2010	Q3 2010	Oct/NovTD(2)
Total cash costs per gold eq. ounce (Realized)	$458	$461	$440	$437
Total cash costs per gold eq. ounce (55:1)	$423	$430	$411	$445
Total cash costs per gold ounce	$8	($33)	($121)	($309)

(1)	Using the Company’s long term gold equivalency ratio of 55:1
(2)	Data from October to November are estimates only and are subject to final adjustments

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

December 7, 2010